UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Arbit, Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       June 13, 2016

Physical address of issuer
1222 Bear Hollow Ct., Forest Hill, MD 21050

Website of issuer
www.arbitapp.io

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the Intermediary at the conclusion of the Offering a cash fee consisting of a 7% (seven percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary shall receive Crowd SAFE (Simple Agreement for Future Equity) Units in a principal amount that is equal to 2% (two percent) of the aggregate principal amount of all Crowd SAFE (Simple Agreement for Future Equity) Units issued in the Offering.

Type of security offered
Crowd SAFE (Simple Agreement for Future Equity) Units

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☐   First-come, first-served basis
☑   Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$425,000.00

Deadline to reach the target offering amount
October 10, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned. The Company may extend the Offering deadline beyond what is currently stated herein. Please see "Risk Factors" below.

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$46,175.00	$0.00
Cash & Cash Equivalents	$8,432.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$51,173.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

August 4, 2017

FORM C

Up to $425,000.00

Arbit, Inc.



Crowd SAFE (Simple Agreement for Future Equity) Units

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Arbit, Inc., a Delaware Corporation (the "Company," as well as references to "Arbit," "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd SAFE (Simple Agreement for Future Equity) Units of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 (the "Minimum Amount") and up to $425,000.00 (the "Maximum Amount") from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities.*" In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). At the conclusion of the Offering, the Intermediary will receive a cash fee consisting of a 7% (seven percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing. In addition, the Intermediary shall receive Crowd SAFE (Simple Agreement for Future Equity) Units in a principal amount that is equal to 2% (two percent) of the aggregate principal amount of all Crowd SAFE (Simple Agreement for Future Equity) Units issued in the Offering.

	Price to Purchasers	Service Fees and Commissions (1) (2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7.00	$93.00
Aggregate Minimum Offering Amount	$50,000.00	$3,500.00	$46,500.00
Aggregate Maximum Offering Amount	$425,000.00	$29,750.00	$395,250.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   The Intermediary will receive a cash fee consisting of a 7% (seven percent) commission. In addition, the Intermediary shall receive Crowd SAFE (Simple Agreement for Future Equity) Units in a principal amount that is equal to 2% (two percent) of the aggregate principal amount of all Crowd SAFE (Simple Agreement for Future Equity) Units issued in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.arbitapp.io no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is August 4, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an Investment Company, as defined in Section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of Investment Company by Section 3(b) or Section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Is not a development stage company that: (a) has no specific business plan; or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY

OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: www.arbitapp.io.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information

contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

Exhibits

This Form C is supplemented by the Company's financial statements attached as <u>Exhibit A</u>, the Company Summary attached as <u>Exhibit B</u>, the Subscription Agreement attached as <u>Exhibit C</u>, the form of Crowd SAFE (Simple Agreement for Future Equity) attached as <u>Exhibit D</u>, the Company Pitch Deck attached as <u>Exhibit E</u>, and the Video Transcription attached as <u>Exhibit F</u>.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Arbit, Inc. (the "Company") is a Delaware Corporation, formed on June 13, 2016. The Company is currently also conducting business under the name of Arbit.

The Company is located at 1222 Bear Hollow Ct., Forest Hill, MD 21050.

The Company's website is www.arbitapp.io.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
Arbit is a social network mobile application that connects users with their friends, favorite athletes, celebrities, brands and more through polling. Our mobile application can be downloaded in the App Store or Google Play Store. Our interactive polling platform combines social engagement with a powerful analytics tool to that helps businesses and individuals target key consumer segments by providing instantaneous answers to their most pressing questions and real-time data insights. We provide businesses a platform to run polls around anything from comparing products to crowdsourcing design decisions. Our platform is unique because the polls are all photo or video based, providing for a highly interactive and engaging platform.

The Offering

Minimum amount of Crowd SAFE (Simple Agreement for Future Equity) Units being offered	50,000
Total Crowd SAFE (Simple Agreement for Future Equity) Units outstanding after Offering (if minimum amount reached)	50,000
Maximum amount of Crowd SAFE (Simple Agreement for Future Equity) Units	425,000
Total Crowd SAFE (Simple Agreement for Future Equity) Units outstanding after Offering (if maximum amount reached)	425,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	October 10, 2017
Use of proceeds	See the description of the use of proceeds on page 17 hereof.
Voting Rights	See the description of the voting rights on page 25 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on June 13, 2016. Accordingly, we have minimal history upon which an evaluation of our prospects and future performance can be made. Our operations are subject to all business risks associated with new enterprises. The likelihood of our building a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition with respect to products that we currently offer and those that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide such as Wishbone, Twitter and

Survey Monkey. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Alex Bullington, CEO from October 2015 to present, and Greg DiNardo, COO from October 2015 to present. The loss of Alex Bullington, Greg DiNardo or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. We may have difficulty raising needed capital in the future as a result of, among other factors, our short history of product development and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. There is no guarantee the Company will be able to raise such funds on terms acceptable to us or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Alex Bullington and Greg DiNardo in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to these individuals in the event of their death or disability. Therefore, if either Alex Bullington or Greg DiNardo dies or becomes disabled, the Company will not receive any compensation to assist with either person's absence. The loss of certain key personnel could negatively affect the Company and its operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has engaged in certain transactions with related persons.
Please refer to the section of this Form C entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, intellectual property rights claims against us may be initiated. The Company will vigorously defend infringement actions in court and before the U.S. International Trade Commission, if necessary. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in

protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain of its products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company, its financial results for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We must acquire or develop new products, develop existing ones, address any defects or errors, and adapt to rapidly changing technology..
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling product offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the

operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Risks Related to the Securities

The CrowdSAFE (Simple Agreement for Future Equity) Units will not be freely tradable until one year from the initial purchase date. Although the CrowdSAFE (Simple Agreement for Future Equity) Securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd SAFE (Simple Agreement for Future Equity) Securities. Because the Crowd SAFE (Simple Agreement for Future Equity) Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd SAFE (Simple Agreement for Future Equity) Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd SAFE (Simple Agreement for Future Equity) Securities may also adversely affect the price that you might be able to obtain for the Crowd SAFE (Simple Agreement for Future Equity) Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment.
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 66.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not become equity holders until the company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even if and when their Securities convert into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Securities do not have a discount rate.

The Securities do not have a discount rate, which would be applied to the conversion price of the Securities based on the price of a future equity financing. Convertible securities often provide a discount rate, which is applied to the price of the future financing to determine the conversion price. For example, if the future equity financing were priced at $10 per share, convertible securities that incorporated a discount rate might be convertible at $8 per share. Such discount rate benefits the convertible security holders, who receive more securities from the conversion than the purchase price of their convertible securities would suggest. The Securities do not have a discount rate and thus, will be convertible at the price established by the future equity financing regardless of the price of such future securities or the future valuation of the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Arbit is a social network mobile application that connects users with their friends, favorite athletes, celebrities, brands and more through polling.

Our interactive polling platform combines social engagement with a powerful analytics tool to that helps businesses and individuals target key consumer segments by providing instantaneous answers to their most pressing questions and real-time data insights. We provide businesses a platform to run polls around anything from comparing products to crowdsourcing design decisions. Our approach is unique because the polls are all photo or video based, providing for a highly interactive and engaging platform. Users create their profiles, build followers, and craft polls for everyone to see. The polls prompt followers to vote and comment in real time.

Our mobile application can be downloaded in the App Store or Google Play Store.

Business Plan

Arbit was in beta testing up until April 2017 and began earning revenue in June 2017. The Company generated revenues of $825 in June from sponsored polls and analytics and iTunes in-app purchases. The Arbit App had 100,000 downloads in just seven months, averaging over 16,500 downloads per month. We are currently building out a way for businesses to license our technology and the data generated through our polls that will allow Arbit to become more than a mobile app. Businesses will be able to create polls on Arbit and embed them on their own websites, in email campaigns, and add them as links on their social media networks.

Arbit's primary source of revenue is expected to be from polling and data subscription plans. The Company has recently begun to generate revenues from these two sources as well as from in-app purchases. Arbit plans and expects to be able, in the future, to collect commissions on direct purchases made by customers through direct-link purchases through Arbit polls.

History of the Business

Arbit was incorporated under the laws of Delaware on June 13, 2016. We began development on our app in October 2015, prior to incorporation, and launched a private beta in the summer of 2016. In December 2016, the company launched its public beta, which gained over 100,000 downloads in the span of seven months. Arbit's app remained in beta testing until April 2017 and began generating revenue in June 2017. The Company has received investments from four current or former NBA players: Steve Blake, Anthony Tolliver, Caron Butler and Ty Lawson. The Company also received $100,000 from TEDCO, Maryland's state technology development corporation. The Company generated $825 in revenues in June 2017 from sponsored polls and analytics and iTunes in-app purchases. The Arbit App had 100,000 downloads in just seven months, averaging over 16,500 downloads per month.

Arbit has been selected to be part of the 2017 Accelerate Baltimore™ program, a joint initiative between Baltimore incubator ETC (Emerging Technology Centers) and The Abell Foundation.

The Company's Products and/or Services

Product / Service	Description	Current Market
Polling and data analytics platform	We give brands a platform to run polls around anything from comparing products to crowdsourcing design decisions. Our platform is unique because the polls are all photo or video based, providing for a highly interactive and engaging platform.	The market research industry is booming. According to FuelCycle, marketers in the U.S. alone will spend $16 billion on market research in 2017. We expect this to increase year over year for the next 5 years.

Future Services
We are in the process of developing Arbit as a platform-as-a-service. This means that businesses will be able to pay to create Arbit polls, export polls, share polls across their social networks, embed polls their websites, or add polls natively to their email campaigns. The target audiences of businesses who use our polling application will click to vote on these polls. We plan to aggregate the polling data and license it back to these businesses. This offering will allow Arbit to extend beyond just a mobile application, giving us more traction, more use cases, and a greater ability to develop our revenue streams.

Competition

We compete directly with other mobile applications. Our platform is unique because the polls are all photo or video-based, providing for a highly interactive and engaging platform. We distinguish ourselves from our competitors based on the quality and value of our product. Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness. We work with two different independent contractors who supply our development work. We own all of the intellectual property from this work. We have labor and intellectual property agreements in place through Upwork for one independent contractor and through BixLabs for other independent contract work.

The Company's primary competitors are listed below:

Twitter (NYSE: TWTR): Although Twitter was created in 2006, its free polling feature launched in 2015, with the polls directly embedded into tweets. These polls are limited to four options with a lifespan of up to seven days. Individual votes aren't shared publicly, so brands can't analyze results or target specific users. Like normal tweets, users can only use up to 140 characters per poll question and 25 characters per option. Additionally, visuals can't be

added onto polls.[1] Since this feature was released, users have created more than 30 million polls and cast more than 1.7 billion votes.[2]

SurveyMonkey: Founded in 1999 in San Mateo, California, SurveyMonkey is survey platform that collects 2.8 million survey responses per day.[3] The company offers four different plans, from the free Basic membership to the $99/month Premier membership. The Premier plan allows unlimited responses and questions per survey as well as customized surveys, advanced data exports, and analyses.[4] As of October 2016, SurveyMonkey had raised $700 million and was reportedly valued at $2 billion. [5]

Wishbone: Launched in 2015 and based in California, Wishbone is a polling app for iOS and Android devices. It allows individual users (mainly those under 18 years old) and brands to create polls and vote on the app's "Daily Dozen" and "Nightly Dozen," two series of popular culture-based questions with two choices in pictures.[6] After voting, users can see how their friends voted. The app is operated by the incubator Science, which has invested in companies like Dollar Shave Club and DogVacay.[7]

Voice Polls: Founded in 2014 and headquartered in New York City, the Voice Polls app (formerly Poutsch) allows users to create, participate in, and embed polls anywhere online. Through its iOS or Android app, users can receive real-time analytics on any poll.[8] Voice Polls focuses on tracking users' answers to provide information to marketers. Additionally, marketers can host polls where users can earn money by answering their questions.[9]

Wedgies: Created in 2012 in Las Vegas, Wedgies offers interactive polls that work on tablet, mobile, or desktop devices and can be embedded in many different websites, such as Facebook, Twitter, and WordPress. Its plans range from Starter at $15/month to Enterprise starting at $1,000/month. Its most advanced plan offers Advanced Analytics, a Poll Content Strategist, API Access, and content management system (CMS) and app integrations, among other features.[10] The company has worked with several high-profile events, including the 2015 State of the Union livestream page. In 2015, Wedgies received $1.2 million in a seed round led by Greycroft Partners, bringing its total funding to more than $1.8 million.[11]

QuestionPro: Established in 2002 in San Francisco, QuestionPro is an online survey and market research software that includes tools for creation, distribution, social network integration, analysis, and data visualization of surveys. For individuals, the service is free and includes the ability to upgrade to additional features for $15 or $75/month, depending on the type of subscription. The company also has team and enterprise editions that include features such as SalesForce and API Integrations, Google Analytics, report consolidations, and survey encryption.[12] QuestionPro services are also available through iOS and Android apps.

Supply Chain and Customer Base
The Company's current customers are primarily small and medium sized businesses in the consumer apparel and accessories market. The Company will expand to large businesses as we scale.

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[1] https://support.twitter.com/articles/20174524

[2] https://about.twitter.com/company/polls

[3] https://www.linkedin.com/company-beta/362798/

[4] https://www.surveymonkey.com/pricing/?ut_source=header

[5] https://techcrunch.com/2016/04/06/surveymonkey-expands-into-app-insights-after-quietly-acquiring-renzu-founded-by-zynga-alums/

[6] http://wishbone.io/#

[7] https://techcrunch.com/2015/09/30/with-the-success-of-wishbone-app-venture-studio-science-makes-a-big-mobile-push/

[8] https://www.linkedin.com/company-beta/2479776/

[9] https://techcrunch.com/2014/12/08/voice-polls-becomes-an-efficient-platform-for-market-research-polls/

[10] https://www.wedgies.com/pricing

[11] https://tech.co/las-vegas-polling-startup-wedgies-closes-1-2m-seed-funding-2015-03

[12] https://www.questionpro.com/pricing/

Governmental/Regulatory Approval and Compliance
The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
N/A	N/A	N/A	N/A	N/A

Not applicable.

We are not subject to any existing or likely governmental regulation aside from normal compliance with privacy and labor laws.

Litigation
None.

Other
The Company's principal address is 1222 Bear Hollow Ct., Forest Hill, MD 21050.

The Company has the following additional address: 349 Homeland Southway, Apt. #1A, Baltimore, MD 21212.

The Company conducts business in Maryland.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$3,500	7.00%	$29,750
Campaign marketing expenses or related reimbursement	5.00%	$2,500	0.83%	$3,527.50
Estimated Attorney Fees	5.00%	$2,500	0.83%	$3,527.50
Estimated Accountant/Auditor Fees	5.00%	$2,500	0.83%	$3,527.50
General Marketing	10.00%	$5,000	10.00%	$42,500
Research and Development	42.00%	$21,000	52.83%	$224,527.50
Equipment Purchases	6.00%	$3,000	1.00%	$4,250

Future Wages	0.00%	$0	10.00%	$42,500
General Working Capital	10.00%	$5,000	10.00%	$42,500
Cloud Costs	10.00%	$5,000	6.68%	$28,390
Total	**100.00%**	**$50,000**	**100.00%**	**$425,000**

A greater portion of the proceeds may be allocated over time to Cloud Costs, because Cloud Costs may increase quickly with usage, to Research and Development costs, because Research and Development costs may increase with the additional of more team members, and to Marketing/Advertising needs, because Marketing/Advertising needs may increase as well.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: in the event that the Company deems necessary to optimize the use of proceeds.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Alex Bullington.

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Board of Directors, Member: October 2015 – Present. Chief Executive Officer: October 2015 – Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO of Arbit: October 2015- Present. Assurance Associate at McGladrey: December 2014 - October 2015.

Education
Loyola University Maryland 2014, B.B.A. Accounting, Certified Professional Accountant.

Name
Greg DiNardo.

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Board of Directors, Member: October 2015 – Present. Chief Operating Officer: October 2015 – Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
October 2015 - Present: Responsible for overseeing a large portion of the business, from marketing, day-to-day project management, raising capital, and accounting.   Fund administrator at MicroVentures: July 2016 to May 2017   Senior Tax Associate at McGladrey: July 2014 to October 2015

Education
Loyola University Maryland 2014, B.B.A. Accounting, Certified Professional Accountant.

Name
Collin Wallace

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Board of Directors, Member: August 2016 – Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO of TempoIQ: Jan 2016 – Present
Advisor – Co-Founder of InterestMe: July 2014 – Present
Board Member Credit Suisse Entrepreneur Board: Sept 2014 – Present

Education
Stanford Graduate School of Business '15
Georgia Institute of Technology, BS Engineering '07

Name
Steve Blake

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Board of Directors, Member: July 2016 – Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
NBA player July 2014-May 2016
Angel Investor June 2016 – Present

Education
University of Maryland '02.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Alex Bullington

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO: October 2015 – Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO of Arbit: October 2015- Present. Assurance Associate at McGladrey: December 2014 - October 2015.

Education
Loyola University Maryland 2014, B.B.A. Accounting, Certified Professional Accountant.

Name
Greg DiNardo

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Board of Directors, Member: October 2015 – Present. COO: October 2015 – Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
COO of Arbit: October 2015 - Present: Responsible for overseeing a large portion of the business, from marketing, day-to-day project management, raising capital, and accounting.   Fund administrator at MicroVentures: July 2016 to May 2017   Senior Tax Associate at McLarty: July 2014 to October 2015

Education
Loyola University Maryland 2014, B.B.A., Accounting, Certified Professional Accountant.

Control/Major Decisions

Decision	Person/Entity
Issuance of additional Securities	Board of Directors
Incurrence of indebtedness	Board of Directors
Sale of property, interests or assets of the Company	Board of Directors
Determination of the budget	Board of Directors
Determination of business strategy	Board of Directors
Dissolution of liquidation of the Company	Board of Directors

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees in Maryland, USA. The company utilizes independent contractors in Montevideo, Uruguay for outsourced development. We have labor and intellectual property agreements in place through Upwork for one independent contractor and through BixLabs for other independent contract work.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	6,187,145*
Voting Rights	One vote per share of common stock.
Anti-Dilution Rights	N/A

How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

*2,247,360 shares of common stock are currently subject to a right of repurchase by the Company under certain conditions. The number of shares subject to repurchase will decrease over time as unvested shares become vested. Shares subject to repurchase are entitled to vote on all matters along with the fully vested common stock.

The Company has the following debt outstanding:

Type of debt	Convertible Note
Name of creditor	TEDCO
Amount outstanding	$100,000.00
Interest rate and payment schedule	8% per annum, payable at maturity
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	July 11, 2022
Other material terms	- Subordinated to senior indebtedness. - Conversion into equity or other securities offered in financing of at least $500,000 or sale of Company, or acceleration of maturity date and repayment of Note, each at option of holder. - Certain Company covenants and restrictions applicable. - Pari pasu participation rights on any investment accepted by the Company in an amount greater than $250,000.

Type of debt	Convertible Note
Name of creditor	Abell Foundation
Amount outstanding	$25,000.00
Interest rate and payment schedule	6% per annum, payable at maturity
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	March 1, 2019

Other material terms	- Automatic conversion into common stock upon Qualified Financing of at least $500,000, with a 20% discount. - Optional conversion into common stock upon Unqualified Financing (less than $500,000), with a 20% discount. - Conversion on sale of Company or at maturity, at option of investor - Board observer status.

Type of debt	Convertible Note
Name of creditor	Anthony Tolliver
Amount outstanding	$20,000.00
Interest rate and payment schedule	8% per annum, payable at maturity
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	June 30, 2018
Other material terms	- Automatic conversion into common stock upon Qualified Financing of at least $500,000, subject to opt out. - Conversion at maturity at option of investor. - Conversion or prepayment on a change of control, at option of investor.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Dates	Exemption from Registration Used or Public Offering
Common Stock	1,262,360	$130,000	Continued operations, development, advertising	June 2016 to September 2017	Regulation D, Rule 506(b)

Two investors in this offering have a right of first refusal to purchase that number of securities in any future issuance of securities by the Company for equity financing purposes that would enable them to maintain their pro rata investment in the Company.

Valuation

The Securities being sold in this Offering are Simple Agreements for Future Equity, including the Securities (collectively, "SAFEs") that convert into a number of securities contingent on the Company's valuation in a future equity financing. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by a few people, namely the two founders.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Alex Bullington	38.0%
Greg DiNardo	28.0%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

As a new company in the social networking mobile application market, our historical data is limited and does not reflect future earnings and/or cash flow.

From June to December 2016, Arbit generated over $46,000 in expenses. The largest expense category in 2016 was also development costs, which made up 82% of total expenses. This year, as of June 2017, Arbit has generated over $115,000 in expenses and has begun to generate revenues although currently at a minimal level. Our largest expense category has been development costs, which made up 41% of total expenses (over $47,000), followed by advertising, which made up 36% of total expenses (over $42,000).

We are currently piloting our in-app sponsored polls revenue model this Summer with three companies. As we develop our product as a white-labeling polling platform, we expect to grow the number of paying clients to use our technology. We expect to achieve profitability in 12 months following the closing of this Offering, assuming we receive the Maximum Amount of Offering proceeds. We plan to do this by innovating our product for mass use and giving businesses of all sizes the opportunity to create polls with the Arbit app and export them for their use on websites, in emails, and across their social media platforms.

We plan to partner with multiple major sports franchises and athletes to promote Arbit, driving greater awareness and the use of Arbit, increasing our footprint across multiple industries, leading to an uptick in sales. We believe that we will be able to increase our pricing schedule for data and analytics as the number of businesses using Arbit increases.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity and our ability to develop and innovate the Arbit platform.

The Company has the following sources of capital in addition to the proceeds from the Offering:
We received a $100,000 seed investment convertible note from TEDCO, Maryland's state technology development corporation.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

Trends and Uncertainties
The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 425,000 Crowd SAFE (Simple Agreement for Future Equity) Units for up to $425,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by October 10, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. However, the Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $425,000.00 (the "Maximum Amount") and the additional Securities will be allocated At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer shall pay to the Intermediary at the conclusion of the Offering a cash fee consisting of a 7% (seven percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The Intermediary shall receive Crowd SAFE (Simple Agreement for Future Equity) Units in a principal amount that is equal to 2% (two percent) of the aggregate principal amount of all Crowd SAFE (Simple Agreement for Future Equity) Units issued in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents and the Crowd SAFE (Simple Agreement for Future Equity) instrument, a form of which is attached hereto as Exhibit D, in conjunction with the following summary information.

Authorized Capitalization
See "*Capitalization and Ownership" table above for more information.*

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $5,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to:

the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (a) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (b) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient resulting from dividing (x) the Company's current valuation immediately prior to the closing of the Liquidity Event by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting Securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting Securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS
EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Anthony Tolliver
Relationship to the Company	Equity Investor/Stockholder
Total amount of money involved	$20,000.00
Benefits or compensation received by related person	Either repayment or conversion to equity at his choosing
Benefits or compensation received by Company	The company needed capital to continue development
Description of the transaction	Convertible Note

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

None.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Alex Bullington
_____
(Signature)

Alex Bullington
_____
(Name)

Co-Founder and CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Alex Bullington
_____
(Signature)

Alex Bullington
_____
(Name)

Co-Founder and CEO
_____
(Title)

July 31, 2017
_____
(Date)

/s/Greg DiNardo
_____
(Signature)

Greg DiNardo
_____
(Name)

Co-Founder and COO
_____
(Title)

July 31, 2017
_____
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Form of Crowd SAFE (Simple Agreement for Future Equity)
Exhibit E   Company Pitch Deck
Exhibit F   Video Transcription

Exhibit A
Financial Statements

Arbit, Inc.
_____

Financial Statements

Initial Period Ended December 31, 2016

Table of Contents
_____



Twilley, Rommel & Stephens, PA
P.O. Box 766, Salisbury, MD 21803
Phone: 410.749.1919   Fax: 410.548.5039
www.trscpa.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Arbit, Inc.
Forest Hill, Maryland

We have reviewed the accompanying financial statements of Arbit, Inc. (a corporation), which comprise the balance sheet as of December 31, 2016, and the related statements of income and retained earnings (changes in stockholders' equity) and cash flows for the period from inception (June 6, 2016) to December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Twilley, Rommel & Stephens, P.A.

Twilley, Rommel & Stephens, P.A.
Salisbury, Maryland
August 3, 2017

Arbit, Inc.

Balance Sheet

December 31,		**2016**
Assets		
Current assets:		
Cash and cash equivalents	$	**8,432**
Shareholder loan		**500**
Total current assets		**8,932**
Long-term assets:		
Deferred income tax asset		**37,243**
Total long-term assets		**37,243**
Total assets	$	**46,175**

December 31,	2016

Liabilities

Liabilities:	$	-
Total liabilities		-

Stockholder's Equity

Stockholder's equity:

Common stock, par value $.0001 per share; authorized 10,000,000 shares, issued and outstanding 5,233,500 shares	523
Additional paid-in capital (net of discounts)	96,825
Accumulated earnings (deficit)	(51,173)
Total stockholder's equity	46,175
Total liabilities and stockholder's equity	$ 46,175


Arbit, Inc.

Statement of Income


Initial Period Ended December 31,	2016
Revenue:	$ -
Total revenue	-
Expenses:	
Development Costs	37,867
Third Party Services/Hosting	1,014
Advertising	78
Marketing	390
Legal	4,230
Contracted Services	1,350
Travel	375
Meals & Entertainment	534
Miscellaneous Fees	521
Advisor Expense	42,057
Total expenses	88,416
Net income (loss) before income taxes	(88,416)
Provision for income taxes	
Deferred income tax benefit	37,243
Net income (loss)	$ (51,173)

Arbit, Inc.
Statement of Changes in Stockholder's Equity
Initial Period Ended December 31, 2016

	Additional Paid-in Capital	Common Stock	Accumulated Earnings (Deficit)	Total
Balance at June 6, 2016	$ -	$ -	$ -	$ -
Purchase of stock	-	523	-	523
Additional paid-in capital (net of discounts)	96,825	-	-	96,825
Net income (loss)	-	-	(51,173)	(51,173)
Balance at December 31, 2016	$ 96,825	$ 523	$ (51,173)	$ 46,175

Arbit, Inc.
Statement of Cash Flows

Initial Period Ended December 31,		2016
Cash flows from operating activities:		
Net income (loss)	$	(51,173)
Non-cash items included in net income:		
Deferred income taxes		(37,243)
Net cash used by operating activities		(88,416)
Cash flows from investing activities:		
Net cash provided by investing activities		-
Cash flows from financing activities:		
Loan to shareholder		(500)
Issuance of common stock		523
Additional paid-in capital (net of discounts)		96,825
Net cash provided by financing activities		96,848
Net increase in cash		8,432
Cash at beginning of period		-
Cash at end of period	$	8,432

Arbit, Inc.

Notes to Financial Statements

December 31, 2016

Summary of Significant Accounting Policies

Nature of Operations

Arbit, Inc. is a software development company. The company develops applications for sale to the general public.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenues are recognized when earned and expenses are recognized when the product or service has been received and the liability incurred.

Controlling Interest

The Company is a closely held corporation; 49% of its outstanding stock is owned by the current president and 29% is held by the vice president. The remaining outstanding stock is owned by three stockholders.

Common Stock

The Company has authorized 10,000,000 shares of common stock with a par value of $.0001 per share. As of December 31, 2016, a total of 5,233,500 shares have been issued.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

Shareholder Loan

The Company entered into an agreement with a shareholder to purchase shares of stock for $27,500, $27,000 of which was paid as of December 31, 2016. The remainder of the stock purchase price was paid in January 2017. A receivable for this amount is shown as a Shareholder Loan as of December 31, 2016.

Advertising Costs

The Company has elected to expense all advertising as incurred. Advertising expense was $78 for the period ended December 31, 2016.

Summary of Significant Accounting Policies (Continued)

Accounting for Income Taxes

To report income tax expense or benefit related to operating results, the Company records current and deferred income tax assets and liabilities in its balance sheets.

The Company recognizes uncertain tax positions in accordance with Accounting Standards Codification (ASC) Topic 740, *Income Taxes*. The Company recognizes estimated interest and penalties that would be assessed in relation to the estimated settlement value of uncertain tax positions in the provision for income taxes.

ASC Topic 740, *Income Taxes,* prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2016, the Company had no uncertain tax positions that required either recognition or disclosure in the Company's financial statements.

Computer Software Costs

Management has elected to expense all development costs associated with the production of the computer applications. Management determined that technological feasibility was reached at the date for which the application was available for sale.

Income Taxes and Deferred Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes for operating losses that are available to offset future taxable income.

For the period ended December 31, 2016, the Company incurred a net operating loss of $88,149 which resulted in an $88,149 net operating loss carryforward available for use before tax year 2036. The Company expects to fully realize the tax benefit of the net operating loss carry forward. The Company is not currently under examination in any federal, state or local jurisdictions. Tax year 2016 remains subject to examination by major tax jurisdictions.

The components of the provision for income taxes for 2016 are presented in the following table:

	2016
Current provision (benefit)	$ -
Federal	
State	
Deferred provision (benefit)	
Federal	**(29,971)**
State	**(7,272)**
Provision for income taxes (benefit)	**$ (37,243)**

Reconciliation of book income to Federal tax income (loss):

	2016
Income (loss) per books	**$ (51,173)**
50% of meals and entertainment	**267**
Change in deferred tax	**(37,243)**
Federal tax income (loss)	**$ (88,149)**

Concentration

The Company has developed one application that was launched for sale on December 1, 2016. This represents a concentration in product and revenue from that particular product. This concentration existed as of the balance sheet date and the concentration makes the entity vulnerable to risk of a near-term severe impact.

Stock Compensation

The Company entered into share-based payment agreements with three members to act in an advisory capacity. The agreements award shares of common stock to the advisors in exchange for their strategic advice, promotion of the products, access to their professional and personal connections, and other responsibilities as requested by the Company to further promote the brand. The fair market values of the services considered the expertise and contributions that each of the advisors could individually offer and were subsequently agreed upon through negotiations between the parties to be representative of the services provided. The stock is immediately transferred to the advisor and is subject to a reverse vesting schedule which allows the company to terminate the agreement and purchase back the unvested shares. The fair market value of the services provided, as determined by the agreements, is $42,057, which is reflected as Advisor Expense on the income statement.

Subsequent Events

Accounting Standards Codification (ASC) Topic 855, *Subsequent Events* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The Company has evaluated the impact of subsequent events for recognition or disclosure through August 3, 2017, the date the financial statements were available to be issued. There were no other events requiring recognition or disclosure except as mentioned in the shareholder loan note.

Exhibit B
Company Summary



Company: Arbit, Inc.

Market: Social media analytics

Product: Social engagement platform with video and photo-polling

Notable Investors: Steve Blake, Anthony Tolliver, Caron Butler, Ty Lawson, TEDCO, Abell Foundation

Company Highlights

- 100,000 downloads in just seven months, averaging over 16,500 downloads per month
- Received investments from four current or former NBA players: Steve Blake, Anthony Tolliver, Caron Butler, and Ty Lawson
- Received $100,000 from TEDCO, Maryland's state technology development corporation
- Selected to be part of the 2017 Accelerate Baltimore™ program, a joint initiative between Baltimore incubator ETC (Emerging Technology Centers) and The Abell Foundation

PERKS

You are investing in equity in this offering. Perks are meant to be a thank you from the company for investing. The perks below are NOT inclusive of lower dollar amount perks. Travel and related expenses are not included unless otherwise stated.

$5,000: Signed basketball by player of your choice (Steve Blake, Anthony Tolliver, Caron Butler, or Ty Lawson)

$10,000: Signed jersey from player of your choice (Steve Blake, Anthony Tolliver, Caron Butler, or Ty Lawson)

$25,000: VIP Tickets to Pistons game and chance to meet Anthony Tolliver after game (game to be determined) and signed basketball or jersey from player of your choice (Steve Blake, Anthony Tolliver, Caron Butler, or Ty Lawson)

$50,000: Dinner with player of your choice (Steve Blake, Anthony Tolliver, Caron Butler, or Ty Lawson), travel credits worth up to $1,000, and signed basketball or jersey from player of your choice (max 3)

$100,000: Dinner with player of your choice (Steve Blake, Anthony Tolliver, Caron Butler, or Ty Lawson), travel credits worth up to $1,000, VIP Tickets to Pistons game and chance to meet Anthony Tolliver after game (game to be determined), signed jersey from player of your choice, and signed basketball by player of your choice (max 1)

COMPANY SUMMARY

Opportunity

Polls are an invaluable form of research for many industries; they can do everything from provide insight into consumer behavior to track the popularity of high-ranking dignitaries. However, many brands are moving away from expensive once-a-year research projects, which can no longer keep up with the fast pace of the modern

work environment and can even suffer from sampling bias or too-generic results.[i] Instead, tools that are more engaging are needed to gather and track authentic, on-demand feedback.

With mobile devices, polls can better target key consumer segments in their most engagement moments, gain more immediate feedback, and give both businesses and individuals the real-time insights they need. Arbit, available on the App Store and Google Play Store, couples mobile polling with a social network-like platform. Used by both global brands and public figures, the app facilitates direct interactions between users such as sports stars, celebrities, and fans through its unique polling interface.

Product

Arbit is a mobile marketing application that aggregates real-time consumer sentiment around products and services. Combining social engagement with a powerful analytics layer, the platform gives athletes, celebrities, and brands instantaneous answers to any question they may have via side-by-side picture polling.

Users upload images from their phone to create a poll that asks their followers to vote up one of two options. Questions range from which team will win the big game tonight to which city you would rather live in. Topics span a wide range of subjects such as sports, pop culture, news, food, home, travel, music, fashion, and celebrities. Once users cast their vote they can instantly see the results of the poll.


Carrier
7:53 PM
@espn_
The wait is over, the NFL season is upon us! Who do you got tomorrow night?
Broncos
Panthers
@espn_
8:00 PM
@vogue
Fans, which cover did you like better?
August 2016
September 2016
@cdramos
Which bed frame should I get?
7:43 PM
@steveblake
Which movie tonight?
WAR DOGS
BASED ON A TRUE STORY
STAR TREK
@wehman
Wins best of 7?
Home
Discover
Ask Arbit
Groups
Profile

Users can post polls for all their followers to vote up and comment on, or alternatively, create a private group that only sends the poll to a select group of people. Users who keep their profiles public may have their posts appear on the Discover feed, which allows everyone on the app to search by topic and explore posts from accounts they don't yet follow.

Analytics

Arbit aggregates the data behind its polls to give users valuable insight and to expose trends that might have been missed. Companies can utilize this information and effectively market their product to that new target audience. For example, in a recent case study for professional basketball player Dwayne Wade, Arbit showed two pairs of his new shoes and asked users to vote up their favorite. In the study, Arbit found that 60% of the female respondents for one of the shoes were between the ages of 13 to 17 and predominantly based on the East Coast. With this information, the shoe company that sponsors Dwayne Wade can now make strategic business decisions to market the product to that particular demographic.



Use of Proceeds and Product Roadmap

Arbit plans to use the majority of the proceeds on technology development. The company is currently building out a way for businesses to license its technology, allowing Arbit to become more than just a mobile app. Businesses will be able to create polls on Arbit and embed them on their own websites, in email campaigns, and add them as links on their social media. Their target audience will be able to seamlessly vote on these Arbit-powered polls without having to download a separate app. The extracted polls technology and a company analytics dashboard are both expected to be rolled out in September 2017. Arbit also intends to roll out live event polling giving users the ability to debate major live events in real time and live video debates where users can record videos and debate with other users in real time. Both of these features are expected to be rolled out in early 2018.

Business Model

Arbit's primary source of revenue is polling and data subscription plans. The company is also currently earning revenue from in-app purchases and intends to collect commissions on direct purchases.

Primary: polling and data subscription plans

- Users pay a monthly fee to sponsor polls seen by all Arbit users and to see the data and analytics behind those polls

- Fee structure for in-app sponsored polls is as follows:
    - Basic $399/month – three polls with up to 1,000 responses with analytics
    - Pro $499/month – five polls with up to 3,000 responses with analytics
    - Enterprise ($999 min) – quote based on customer needs

- As Airbit develops the platform to export polls, it plans to start pricing at:
    - Basic $799/month – three polls with up to 3,000 responses with analytics
    - Pro $999/month – five polls with up to 5,000 responses with analytics
    - Enterprise ($1,500 min) – quote based on customer needs

Secondary: In-App Purchases

- Due to users' desire to receive more votes on their Arbit polls, users can purchase a poll 'boost' that allows a user's poll to be seen by more people

- Fee structure is as follows:
    - One boost – $4.99
    - Three boosts – $9.99
    - Five boosts – $12.99
    - 10 boosts – $19.99

Secondary: Commission on direct purchases

- Arbit plans to take a 10% commission on all purchases made by customers through direct-link purchases from Arbit polls

Remainder of page intentionally left blank

Arbit began development on its app in October 2015 and launched a private beta in the summer of 2016. In December 2016, the company launched its public beta, which gained over 100,000 downloads in the span of seven months.



From December 2016 to June 2017, Arbit has averaged over 16,500 downloads per month.



Arbit was in private beta testing up until April 2017 and just began collecting revenue in June 2017. The company made $825 in June from sponsored polls and analytics and iTunes in-app purchases.

Year to date as of June 2017, Arbit has incurred over $118,000 in expenses. The largest expense category has been development costs, which made up 40% of total expenses (over $47,000), followed by advertising, which made up 36% of total expenses (over $42,000). From June to December 2016, Arbit incurred over $88,400 in expenses. The largest expense category in 2016 was expenses for advisor services, which made up 48% of total expenses.


Expense Breakdown
$40,000
$30,000
$20,000
$10,000
$-
Jun-16
Jul-16
Aug-16
Sep-16
Oct-16
Nov-16
Dec-16
Jan-17
Feb-17
Mar-17
Apr-17
May-17
Jun-17
Advisor Services
Development Costs
Advertising
Legal
Travel
3rd Party Services
Meals
Salaries

Financials have not been audited or subjected to financial review

INDUSTRY AND MARKET ANALYSIS

Social media marketing is one of the most effective advertising channels – 96% of businesses in the world advertised through social media in 2015,[ii] and global social network advertising revenue is forecasted to total $41 billion in 2017.[iii] Spending is expected to grow 20% per year and will be worth $50.2 billion by 2019, surpassing advertising spending on newspapers[iv] and accounting for more than 20% of total marketing budgets by 2020.[v]

The U.S. is the largest market, spending more than $9.4 billion on social media advertising in 2015.[vi] Over two billion people worldwide were using social media in 2016, spending an average of 109 minutes per day online. It's expected that by 2020, roughly one-third of the Earth's entire population, or 2.95 billion people, will be utilizing social media.[vii] In the U.S., 81% of the population currently has at least one social networking profile.[viii] At the end of 2016, U.S. consumers spent an increased average of five hours per day on their mobile devices, with more than half of that duration spent on social media apps.[ix]

An overwhelming 66% of social media consumption occurs on smartphones, predominantly through smartphone apps. Another 12% takes place on tablets.[x] Global mobile social ad spending is anticipated to reach $23.39 billion by the end of 2017.[xi]

Despite the amount of money thrown at digital advertising, over half of digital advertisements don't leave lasting impressions.[xii] In 2016, a Statista survey showed only 36% of people purchased a product or service advertised on social networking sites.[xiii] Social media analytics can improve an organization's advertising effectiveness through data generation and interpretation to understand consumer behaviors and interests. The global social media analytics market was worth $2.91 billion in 2016 and is anticipated to grow to $18.67 billion by the end of 2022, supported by a compound annual growth rate (CAGR) of 36.27%.[xiv] This continuous surge in growth is driven by increased smartphone and social network penetration along with a shift in analytics tactics. North America is expected to continue being the largest market for the next five years, followed by Europe.[xv]

COMPETITORS

Twitter (NYSE: TWTR): Although Twitter was created in 2006, its free polling feature launched in 2015, with the polls directly embedded into tweets. These polls are limited to four options with a lifespan of up to seven days. Individual votes aren't shared publicly, so brands can't analyze results or target specific users. Like normal tweets, users can only use up to 140 characters per poll question and 25 characters per option. Additionally, visuals can't be added onto polls.[xvi] Since this feature was released, users have created more than 30 million polls and cast more than 1.7 billion votes.[xvii]

SurveyMonkey: Founded in 1999 in San Mateo, California, SurveyMonkey is survey platform that collects 2.8 million survey responses per day.[xviii] The company offers four different plans, from the free Basic membership to the $99/month Premier membership. The Premier plan allows unlimited responses and questions per survey as well as customized surveys, advanced data exports, and analyses.[xix] As of October 2016, SurveyMonkey had raised $700 million and was reportedly valued at $2 billion. [xx]

Wishbone: Launched in 2015 and based in California, Wishbone is a polling app for iOS and Android devices. It allows individual users (mainly those under 18 years old) and brands to create polls and vote on the app's "Daily Dozen" and "Nightly Dozen," two series of popular culture-based questions with two choices in pictures.[xxi] After voting, users can see how their friends voted. The app is operated by the incubator Science, which has invested in companies like Dollar Shave Club and DogVacay.[xxii]

Voice Polls: Founded in 2014 and headquartered in New York City, the Voice Polls app (formerly Poutsch) allows users to create, participate in, and embed polls anywhere online. Through its iOS or Android app, users can receive real-time analytics on any poll.[xxiii] Voice Polls focuses on tracking users' answers to provide information to marketers. Additionally, marketers can host polls where users can earn money by answering their questions.[xxiv]

Wedgies: Created in 2012 in Las Vegas, Wedgies offers interactive polls that work on tablet, mobile, or desktop devices and can be embedded in many different websites, such as Facebook, Twitter, and WordPress. Its plans range from Starter at $15/month to Enterprise starting at $1,000/month. Its most advanced plan offers Advanced Analytics, a Poll Content Strategist, API Access, and content management system (CMS) and app integrations, among other features.[xxv] The company has worked with several high-profile events, including the 2015 State of the Union livestream page. In 2015, Wedgies received $1.2 million in a seed round led by Greycroft Partners, bringing its total funding to more than $1.8 million.[xxvi]

QuestionPro: Established in 2002 in San Francisco, QuestionPro is an online survey and market research software that includes tools for creation, distribution, social network integration, analysis, and data visualization of surveys. For individuals, the service is free and includes the ability to upgrade to additional features for $15 or $75/month,

depending on the type of subscription. The company also has team and enterprise editions that include features such as SalesForce and API Integrations, Google Analytics, report consolidations, and survey encryption.[xxvii] QuestionPro services are also available through iOS and Android apps.

EXECUTIVE TEAM



Alex Bullington, CEO and Co-founder: Alex has been working on Arbit full time for the past one and a half years. As an avid sports fan, he's spent the last five years studying how professional athletes and brands engage with their audience on social media, discovering the glaring problem that led to the founding of Arbit. He is an active CPA. He is responsible for hiring the development and design team that built Arbit based on his original idea, and he has brought four NBA investors on board: Steve Blake, Anthony Tolliver, Caron Butler, and Ty Lawson. Alex raised $170,000 in outside capital and successfully launched the mobile application in December 2016.



Greg DiNardo, COO and Co-founder: Greg is an active CPA and has worked in both public accounting and finance, notably at MicroVentures. He grew the Arbit user base from 1,000 users in December 2016 to over 100,000 users as of July 2017, dozens of which are NBA players, celebrities, social influencers, and brands. His operational and marketing skills paved the way for a 2,000% increase in the number of downloads in one month. He was also instrumental in raising outside capital and launching the app. Greg has a bachelor's degree in Accounting from Loyola University Maryland.

INVESTMENT TERMS

Security Type: Crowd SAFE (Simple Agreement for Future Equity)
Round Size: Min: $50,000 Max: $425,000
Valuation Cap: $5 million
Discount: 20%
Conversion Provisions: In connection with an equity financing of at least $1,000,000, the Company has the option to convert the Crowd SAFE into shares of a series of non-voting preferred stock, at a discount of 20% of the price per share of the new preferred stock sold in the equity financing or a valuation cap of $5,000,000, whichever results in a lower conversion price. Please refer to the Crowd SAFE Form for a complete description of the terms of the Crowd SAFE, including the conversion provisions.

PRESS

Technical.ly Baltimore: Arbit is looking to take social polling beyond its app
CityBizList Baltimore: TEDCO Invests $100,000 in New Polling App Arbit a Baltimore Company
Baltimore Business Journal: Baltimore startup helps brands, celebrities connect with consumers through social polling
Technical.ly Baltimore: This app lets you tell NBA players what shoes to wear

[i] http://www.insightsassociation.org/article/are-market-research-surveys-broken-last-years-election-polling

[ii] https://www.statista.com/topics/1538/social-media-marketing/

[iii] https://www.statista.com/statistics/271406/advertising-revenue-of-social-networks-worldwide/

[iv] http://www.cnbc.com/2016/12/05/social-media-advertising-spend-set-to-overtake-newspapers-by-2020-research.html

[v] http://adage.com/article/catapult/social-connection-conversion/309273/

[vi] https://www.statista.com/topics/1538/social-media-marketing/

[vii] https://www.statista.com/topics/1164/social-networks/

[viii] https://www.statista.com/statistics/273476/percentage-of-us-population-with-a-social-network-profile/

[ix] https://techcrunch.com/2017/03/03/u-s-consumers-now-spend-5-hours-per-day-on-mobile-devices/

[x] comScore 2017 U.S. Cross-Platform Future in Focus

[xi] https://www.statista.com/statistics/271406/advertising-revenue-of-social-networks-worldwide/

[xii] comScore 2017 U.S. Cross-Platform Future in Focus

[xiii] https://www.statista.com/statistics/308130/advertisign-effectiveness-medium/

[xiv] https://www.mordorintelligence.com/industry-reports/global-social-media-analytics-by-type-of-deployment-end-user-industry-geography-and-vendor-analysis-industry

[xv] http://www.prnewswire.com/news-releases/social-media-analytics-market-to-rise-at-276-cagr-to-2020-568584751.html

[xvi] https://support.twitter.com/articles/20174524

[xvii] https://about.twitter.com/company/polls

[xviii] https://www.linkedin.com/company-beta/362798/

[xix] https://www.surveymonkey.com/pricing/?ut_source=header

[xx] https://techcrunch.com/2016/04/06/surveymonkey-expands-into-app-insights-after-quietly-acquiring-renzu-founded-by-zynga-alums/

[xxi] http://wishbone.io/#

[xxii] https://techcrunch.com/2015/09/30/with-the-success-of-wishbone-app-venture-studio-science-makes-a-big-mobile-push/

[xxiii] https://www.linkedin.com/company-beta/2479776/

[xxiv] https://techcrunch.com/2014/12/08/voice-polls-becomes-an-efficient-platform-for-market-research-polls/

[xxv] https://www.wedgies.com/pricing

[xxvi] https://tech.co/las-vegas-polling-startup-wedgies-closes-1-2m-seed-funding-2015-03

[xxvii] https://www.questionpro.com/pricing/

Exhibit C
Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Arbit, Inc.
1222 Bear Hollow Ct.
Forest Hill, MD 21050

Ladies and Gentlemen:

The undersigned understands that Arbit, Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $300,000.00 of Units of SAFE (Simple Agreement for Future Equity) (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated August 4, 2017 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on October 10, 2017, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a)   The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) *General.*

i) The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii) The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii) The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv) Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) *Information Concerning the Company.*

i) The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii) The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, First Democracy VC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, First Democracy VC or any

of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, First Democracy VC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, First Democracy VC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c)   *No Guaranty.*

i)   The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d)   *Status of Undersigned.*

i)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e)   *Restrictions on Transfer or Sale of Securities.*

i)   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii)   The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange

Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii) The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Maryland, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Maryland, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	1222 Bear Hollow Ct. Forest Hill, MD 21050 Attention: Alex Bullington
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Arbit, Inc.
By_____ Name: Title:

Exhibit D
Form of Crowd SAFE (Simple Agreement for Future Equity)

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

ARBIT INC

CROWD SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd Safe], Arbit Inc, a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Discount Rate**" is 80%.

The "**Valuation Cap**" is $5,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Financing Price**").

(ii) If the Company elects to continue the term of this Crowd Safe past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd Safe in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

(b) **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Preferred Stock equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Shares of Preferred Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Stock issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the Investors, all holders of other Crowd Safes (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)   On any matter to which CF Shadow Series shareholders are entitled to vote by law, CF Shadow Series shareholders shall automatically vote in line with the majority of

the holders of Preferred Stock; and

        (iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock of the Company.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Preferred Stock.

"**Discount Price**" means the price per share of Preferred Stock sold in an Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (*excluding* a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Safes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowd Safe, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

    (a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

    (b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the CF Shadow Series, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the CF Shadow Series issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has

had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)　　　The Investor understands and acknowledges that as a Crowd Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)　　　The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)　　　If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

5. *Transfer Restrictions*.

(a)　　　The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)　　　The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement

from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(e)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Safes.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this

instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All rights and obligations hereunder will be governed by the laws of the State of Maryland, without regard to the conflicts of law provisions of such jurisdiction.

(h)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Maryland. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

ARBIT INC

By: _____

    Name: Alex Bullington

    Title: CEO

Address:_____

_____

Email: abullington92@gmail.com

INVESTOR:

By: _____

    Name:_____

Address:_____

_____

Email:_____

Exhibit E
Company Pitch Deck



INVESTMENT DECK

arbit

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document and we caution you not to place undue reliance on such statements. We are a start-up business and as such certain images contained in this document are for illustration purposes only. Our company, our management and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

arbit

"For the last five years, I have meticulously studied the way in which professional athletes, celebrities, and brands use social media. I discovered a glaring problem that presented an incredible business opportunity."



Alex Bullington
CEO and Co-Founder

arbit



Traditional social media is **one-way communication.**
If an athlete like Steph Curry or a brand like Nike makes a post on social media, people like it and that's it. It's so passive. These brands aren't really engaging their audience effectively.



There is no easy social media platform for brands to ask questions to their target audience.



As a result, it is difficult to get actionable data from these questions.
When you can't clearly see data about your audience,
you also don't know if you're missing out on potential market opportunities.

SOLUTION



arbit

arbitappofficial
7 days ago
Everyone: In honor of @mrwade D-Wade now on Arbit, tell us which of his Way of Wade shoes you like better! Go follow him too
1,567
Origami Stealth
1,156
Birthday
17
Home
Discover
Ask Arbit
Activity
Profile

- On Arbit, we let users get instantaneous feedback around any question they want to ask.
- Dwyane Wade is an Arbit user. We just ran a case study for him, taking two pairs of his new shoes and asking users to vote up on their favorite.
- We showed him how powerful of a tool this is to give your fans a voice.

4

SOLUTION

The most powerful part of Arbit is the **analytics.** Arbit aggregates data behind these polls to expose trends that might have been missed.

In Dwyane's case study, we found that 60% of the female respondents for one of his shoes were between the ages of 13-17 and predominantly based on the East Coast.

Li-Ning, Dwyane's shoe company, can take this information and market their product to that new target audience, increasing revenue and market share.

This is an extremely powerful analytics tool and this is just from one poll. We currently execute over 1,000 polls per day.

BLACK ORIGAMI SHOES



GENDER



- 🔵 MALE
- 🟢 FEMALE



60%   40%

AGE



50%   35%   15%   60%   30%   10%

13-17   18-23   24-29   13-17   18-23   24-29

GRAY BIRTHDAY SHOES



GENDER



- 🔵 MALE
- 🟢 FEMALE



55%   45%

AGE



35%   35%   30%   30%   55%   15%

13-17   18-23   24-29   13-17   18-23   24-29

arbit

TOTAL ADRESSABLE MARKET

arbit

$45B
SOCIAL MEDIA
by 2021

$5 Billion
SOCIAL MEDIA
Analytics by 2020

By 2021 there is expected to be a $45 billion spend on social media advertising. We focus on an emerging market where companies spend billions of dollars on market research through social media.

1) https://www.statista.com/statistics/456679/digital-advertising-revenue-format-digital-market-outlook-worldwide/
2) http://www.marketsandmarkets.com/PressReleases/social-media-analytics.asp

6

HOW IT WORKS

arbit

WE GIVE YOU INVALUABLE CUSTOMER INSIGHT FROM OUR ANALYTICS


Carrier
9:56 PM
SPONSORED
hoopculture
15 days ago
Who's your MVP
MVP
MVP
12" "CLUTCH THUNDER" MVP
12" "COOK MVP"
1,732
1,219
450
76
Home
Discover
Ask Arbit
Activity
Profile

- Provide two photos of your products
- We'll create the sponsored poll for you
- Generate thousands of votes and insights
- Receive instantaneous feedback


Search
CLUTCH THUNDER SHIRT
COOK MVP SHIRT
MALE
FEMALE
60%
40%
AGE
50%
35%
15%
60%
30%
10%
13-17
18-23
24-29
35% 35% 30%
30%
55%
15%
1500
1000
500
0
MALE
FEMALE
2951
Total Votes
10k
Total Impressions
10%
Click Through Rate

7

LOW COST USER ACQUISITION STRATEGIES

arbit

INSTAGRAM $1 ads —ACQUIRE→ USERS

YOUTUBE $1 ads —ACQUIRE→ USERS

COMPETITION



	 Arbit	 Wishbone	 Twitter	 Survey Monkey
Instant Results	Yes	Yes	Yes	
Video/Photo Polling	Yes	Yes		
Highly engaged user base	Yes	Yes		
Social Network	Yes	Yes		
Easy To Use	Yes		Yes	
Targeted Advertising	Yes			Yes
Data and Analytics Dashboard	Yes		Yes	Yes
Broad User Appeal	Yes		Yes	Yes

Wishbone is a polling app that has proven this polling concept by getting 4 million users onto its app, but its sole Focus is 9-12 years-olds.

Twitter has polling, but it's all character based and, partly because the company's focus is elsewhere, the polling feature has failed to gain widespread adoption.

Survey Monkey is the traditional way for brands to use online polling but it lacks the quick, snapshot customer data that brands want more of today.

9

TRACTION

User Growth
100k users
100k
70k
40k
20k
0
1 Dec
1 Jan
1 Feb
1 Mar
1 Apr
1 Jun

30k

Monthly Active Users

Arbit Investors







Steve Blake
Former
NBA Player

Anthony Tolliver
Current
NBA Player

Caron Butler
Former
NBA Player

Our Clients



Hoop Culture



SLKRS



Active Faith Sports



Q4 Sports

arbit

10

arbit



Alex Bullington
CEO and Co-Founder

Alex is a CPA who knows how to manage capital and run a business. After years of extensive research in this area, he is the visionary for Arbit, building a team that includes three NBA players as investors.



Greg DiNardo
COO and Co-Founder

Greg is also a CPA who brings incredible business acumen to Arbit. His acute marketing tactics helped drive tens of thousands of early adopters to Arbit.



Steve Blake
Investor

Steve is Former NBA player who spent 13 years in the league, notably with LA Lakers and Portland Trailblazers. He brings with him multiple years of investing experience.



Anthony Tolliver
Investor

Anthony is a current NBA player for the Sacramento Kings. He has spent 10 years in the league and is a very successful entrepreneur off the court.



Caron Butler
Investor

Caron is a Former NBA player who spent 14 seasons in the league. His connections extend beyond sports into celebrities and musicians. He is currently involved with Turner Sports Media company.



Ty Lawson
Investor

Ty Lawson used Arbit for his shoe company, SLKRS. He found the platform so effective for his business that he decided to invest in Arbit.



Aaron Sokol
Investor

Aaron has vast experience working with mergers and acquisitions. He is a serial entrepreneur and investor in the sports space.



Deron Guidrey
CMO

Deron has spent the last 10 years in marketing, partnering brands with various celebrities and athletes on a global scale.



Collin Wallace
Adviser

Collin founded a company called FanGo in the mobile sports space that successfully exited to GrubHub in 2011.

Exhibit F
Video Transcription

Alex Bullington
Ok, good evening everyone, my name is Alex Bullington. I'm the CEO and co-founder of Arbit. At Arbit, we happen to be real time consumer sensitive around products and services, combining social engagement with a powerful analytics tool. A year ago, I identified a problem that I needed to solve. I was so passionate about doing something about it that I left my career as a CPA to solve it, and today, we have a platform, Arbit, that has 75,000 users in four months. We have 3 NBA players who saw the same thing I did, and decided to invest in us. Steve Blake, Anthony Tolliver, and Caron Butler, and Steph Curry, the current NBA MVP, recently had a call with us because he is so intrigued by our product and sees exactly what we are solving. So what was this problem we set out to solve? For the last 5 years, I have meticulously studied the way in which professional athletes, celebrities, and brands use social media. And traditionally, social media is a one way street. An athlete like Steph Curry or a company like Underarmour sends a post to Instagram, people like it, and that's it. They're not really engaging them and they're not getting anything in return. Today, it is very difficult for these brands to ask questions on social media and receive actionable data from the results, and when you cannot clearly see the data, you also don't know if you're missing out on market opportunities. So with Arbit, we give these brands a platform to give instantaneous feedback around any question they want to ask. We recently concluded a case study on our app with one of our users, NBA star Dwayne Wade. Yes, he is on Arbit. We took two pairs of his new shoes and asked users to vote up on their favorites. On one end, it shows Dwayne how powerful a tool that is, to be able to give your fans a voice. But what really blew his mind, and is the reason why Steph had a call with us, is because Arbit analytics can aggregate data behind even just this one poll to expose trends that might have been missed. In this case, we found that 60% of the female respondents for one of his pairs of shoes were between the ages of 13 and 17 and predominantly based on the East Coast. See, armed with that information, Dwayne and his brand team can then go to Li Ning, the shoe company that sponsors Dwayne, and say hey, this platform showed us that we may have a market with teenage girls who are on the East Coast who like this product. What does Li Ning in do? They make a strategic business decision to market their product to that group of girls, increasing revenue and increasing market share. That's powerful! And that's because of Arbit, that data is invaluable, brands want real time, reliable insights. So in 2017, there will be $45 billion spent on social media advertising. But where we want to focus is an emerging market where companies are now spending billions of dollars on market research of mobile users when they are in their most engaging moments, which is when, as we all know, on social media. This is exactly what we are solving, this market doubled from $2 billion, this year we expect it to double again to $4 billion in 2018. So how do we monetize that? Through our revenue model, which incorporates both sponsored content and monthly subscription plan. Companies pay us to send a poll throughout the app, and anytime the user views that poll or clicks on the link related to that poll, we get paid. Well companies really want to see is the data behind these polls, so they will pay us a monthly fee for one of our three tiers of pricing to be able to access this comprehensive analytics dashboard and see all the trends of the results of their polls. Our team consists of individuals that have consistently found ways to succeed and persevere at everything they do. With a background as a CPA, I have used my skills knowing how to manage capital and understand all parts of a business, with my leadership skills as a coach, knowing how to organize and manage teams of people, to help build Arbit to what it is today. My co-founder Gregory DiNardo is a fellow CPA who has brought incredible business acumen to us and has helped drive tens of thousands of early users to Arbit. Steve Blake, Anthony Tolliver, and Caron Butler were our three investors who are extremely well connected in the sports and entertainment industry, and as we grow, they'll help us tap into millions of users and thousands of brands. Collin Wallace sits on our board, he is a Baltimore native, he started a company called Fango that successfully exited to GrubHub in 2011, some of you might know that. He is extremely excited with what we are doing with

Arbit. Duron Buchery is our CMO, who has an incredible experience working with professional athletes and celebrities, and Aaron Sokol is a strategic investor who bought into our mission and sees exactly where we are going. So the reason we jumped from 0 to 75,000 users in under four months, because mainly Instagram users finding out about our platform and realizing how empowering it is. On Arbit, these kids have a voice. They are a part of daily polls from celebrities, brands, professional athletes, and their friends. It's incredibly engaging. We partnered with Youtube stars who fell in love with Arbit and started sharing the content across their networks, helping drive growth. And as a result of all this activity, organic word of mouth advertising is on the rise, we've been able to achieve an incredible, effective customer acquisition cost of just 30 cents. Competition: Wishbone, a polling app that has proven this polling concept by getting 4 million preteen users onto its app, but its sole focus is 9 to 12 year olds. Twitter has polling but it is all character based; Twitter is not a polling app and as a result, polling features has failed to gain widespread adoption. And Survey Monkey, which has been the traditional, online way for brands to use polling. But they don't have snapshot, quick customer data. 40% of the funds will be going to continued iOS, but mainly Android development. We've done all this growth, and we haven't even been out on Android yet; it's coming in two weeks. So costs will be going to that, 40% will be going to cloud costs to help scale our servers and continue this massive growth that we are seeing, and to marketing as well, pushing out through advertising channels. Right now, we spend a dollar and we acquire three users, we're not even hitting Android users. We'd like to spend a dollar and acquire five users and lower that acquisition cost once Android comes to market. And 20% will be going to legal, admin, and 3rd party services. Look, when we got into this program, we had 600 users. I remember the night we pitched to get in here, mid-December. 600, that's nothing. Today, we have 75,000 users. That doesn't happen to anybody, and that doesn't just happen overnight. I was so hungry to learn when I got into this program, and all the brilliant people of ETC helped grow us in an incredibly massive way. That is accelerating your business. So no matter what happens tonight, Deb, Jackie, the incredible people of the ETC and Abel foundation, I tip my cap off to you, thank you so much, we are so fortunate to be a part of this. Thank you.